

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

Via Facsimile
Janice E. Stipp
Executive Vice President
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108

      Re: Tecumseh Products Company
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed March 4, 2014
             File No. 1-36417

Dear Ms. Stipp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note for future filings your Commission File Number is now 001-36417.

2. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Financial Statements, page 35

Note 12. Income Taxes, page 55

3.   You disclose on page 21 that you recorded a tax expense of $7.7 million in 2013 primarily due to tax expense reclassified out of AOCI in relation to your postretirement benefit plan that was curtailed in 2012. Please help us better understand the nature of this tax expense and why it was recorded in 2013 rather than in 2012 when you recorded the curtailment gain.

Note 16. Commitments and Contingencies, page 60

4.   For multiple matters listed under the Litigation and Environmental Matters headings, you indicate that you do not have a reasonable estimate of the amount of the ultimate liability, if any, or the amount of any potential future settlement but indicate that the amount could be material to your financial position, consolidated results of operations, and cash flows. We note that some of the matters disclosed originated as early as 2010. Given that your disclosures indicate that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of providing the disclosures required by ASC 450-20-50, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 17. Business Segments, page 64

5.   Please provide the disclosures required by ASC 280-10-50-21 in regard to how you determine your reportable segments, including if operating segments have been aggregated.

        You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief